By e-mail and EDGAR
November 23, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd. Form 10-K for Fiscal Year Ended December 31, 2010 Filed on March 1, 2011 File No. 001-31599
Dear Mr. Rosenberg:
I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the “Company”), to respond to the comments (the “Comments”) of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of November 10, 2011 (the “Comment Letter”).
Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). All references to page numbers and captions correspond to the page numbers and captions in the 2010 Form 10-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash and Invested Assets, page 82
1.	Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for each period presented.
The Company agrees to prospectively supplement the disclosure regarding the cash provided by/used in operating activities, investing activities and financing activities in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations in future periodic reports in the form set forth on Exhibit A attached to this letter.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 23, 2011
Reserves for Losses and Loss Expenses, page 87
2.	Please provide us proposed disclosure to be included in future periodic reports to revise the loss reserve development table to begin with 2002 consistent with presentations made in your previous Forms 10-K and to comply with Industry Guide 6.
The Company agrees to prospectively supplement its loss reserve development table in future periodic reports to begin with 2002, as set forth on Exhibit B attached to this letter.
Notes to the Consolidated Financial Statements
2. Summary of significant accounting policies
(d) Investments, page 108
3.	You state on page 80 that due to a delay in the valuations reported by certain of the fund managers, your investments in certain alternative funds are estimated based on the most recently available information. Please tell us the length of this lag period and how you account for the difference between the amounts estimated and the amounts received from the fund managers. For each year presented and for the first nine months of 2011, tell us the amount of the difference and, if applicable, tell us the period in which it was recorded.
The Company’s Other Investments consists of investments in alternative funds and high yield loan funds. Valuations are estimated at period end due to lags in the valuation data received from investment managers. The length of the lag for the various valuation estimates included in Other Investments as of December 31, 2009, December 31, 2010 and September 30, 2011 were as follows:

	December 31,	December 31,	September 30,
	2009	2010	2011
	(U.S. dollars in thousands)

One month lag	$307,938	$326,737	$333,872
One quarter lag	43,414	49,915	52,913

Total	$351,352	$376,652	$386,785

2

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 23, 2011
Estimates are updated and recorded in the period in which the differences become known; generally, the following month or quarter. The table below shows the differences between the estimated valuations for our Other Investments and the actual amounts subsequently received from the fund managers as of December 31, 2009, December 31, 2010 and September 30, 2011:

	December 31,	December 31,	September 30,
	2009	2010	2011
	(U.S. dollars in thousands)

Estimated	$351,352	$376,652	$386,785
Actual	352,139	377,483	386,789

Difference	$787	$831	$4

As is shown above, the Company’s period end estimated valuations have not materially differed from the actual valuations subsequently provided by the funds’ investment managers.
11. Commitments and contingencies
Legal Proceedings, page 138
4.	You state that, “The Company does not believe that the eventual outcome of any litigation or arbitration proceeding to which it is presently a party could have a material adverse effect on its financial condition or business.” Please provide us proposed disclosure to be included in future periodic reports to clarify, if true, that you also do not believe that any litigation or arbitration proceeding to which you are presently a party could have a material adverse effect on results of operations. Otherwise, please include in your proposed disclosure the disclosure required by ASC 450-20-50-4.
The Company agrees to clarify in future periodic reports that the Company does not believe that the eventual outcome of any litigation or arbitration proceeding to which it is presently a party could have a material adverse effect on its financial condition, results of operations or business, except to the extent disclosure is required by ASC 450-20-50-4.
18. Taxes, page 146
5.	Your gross premiums written in the United States based on page 69 accounted for 78% and 81% of your total gross written premiums written in 2010 and 2009. In addition, 24% and 5% of your pre-tax income was attributable to the United States for the same periods. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States.

3

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
November 23, 2011
The disclosure referenced on page 69 provides premium information about the underlying risk exposures by geography regardless of which operating subsidiary of the Company generated the premiums. The Company’s U.S. and non-U.S. (foreign) operating subsidiaries all underwrite global risk exposures, which include both U.S. and non-U.S. risks. The reason for the disparity between the Company’s premiums written related to U.S. risks and pre-tax income from its U.S. operations in 2009 and 2010 is due to the poor performance of the Company’s U.S. operations relative to its Bermuda operations. The Company believes it adequately addresses this point in its Management’s Discussion and Analysis of Financial Condition and Results of Operations under the Deferred Tax Assets and Liabilities heading on page 95 of its 2010 Form 10-K. For your convenience, the applicable paragraph from the Company’s 2010 Form 10-K has been reproduced on Exhibit C.
* * *
In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2010 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,
/s/ Michael J. McGuire
Michael J. McGuire
Chief Financial Officer

cc:	Securities and Exchange Commission Vanessa Robertson, Staff Accountant Mary Mast, Senior Staff Accountant

4

Exhibit A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash and Invested Assets, page 82
Cash Flows

	2010	2009	2008
	(U.S. dollars in thousands)
Net cash provided by operating activities	$407,174	$471,905	$479,438
Net cash provided by (used in) investing activities	6,185	(782,161)	321,409
Net cash used in financing activities	(331,862)	(233,854)	(293,465)

Effect of exchange rate changes on cash and cash equivalents	(589)	11,060	(13,213)

Net increase (decrease) in cash and cash equivalents	80,908	(533,050)	494,160
Cash and cash equivalents, beginning of year	528,944	1,061,994	567,825

Cash and cash equivalents, end of year	$609,852	$528,944	$1,061,994

During 2010, our cash and cash equivalents increased $80.9 million to $609.9 million at December 31, 2010, compared to $528.9 million at December 31, 2009, and decreased compared to $1,062.0 million of cash and cash equivalents held at December 31, 2008.
Cash flows provided by operating activities. Cash flows provided by operating activities for the year ended December 31, 2010 were $407.2 million compared to $471.9 million for the year ended December 31, 2009 and $479.4 million for the year ended December 31, 2008. The decrease in cash flows provided by operating activities during 2010 was primarily due to lower net income and lower premium collections which was partially offset by increased collections of losses recoverable and lower claim payments relative to losses incurred.
Cash flows provided by investing activities. During the twelve months ended December 31, 2010, our cash flows provided by investing activities were $6.2 million, compared to cash flows used in investing activities of $782.2 million for 2009 and cash flows provided by investment activities of $321.4 million in 2008. The Company manages it investment portfolio to generate attractive economic returns and income while providing the Company with liquidity. Movements in financial markets and interest rates influence the timing of investment sales and purchases. The cash flows provided by investing activities in 2010 principally reflected $6.5 million in net proceeds from the sale and maturity of investments held within our investment portfolio, while 2009 reflected net purchases of $817.3 million and 2008 reflected net sales and maturities of $349.2 million.
Cash flows used in financing activities. Our cash flows used in financing activities for the twelve months ended December 31, 2010 were $331.9 million, compared to cash flows used in financing activities of $233.9 million and $293.5 million for 2009 and 2008, respectively. The 2010 cash flows used in financing activities increased compared to 2009 and 2008 principally due to the increase in common share repurchases made by the Company in 2010, partially offset by the issuance of $85.0 million principal amount of 7% Senior Notes.

A-1

Exhibit B
Reserves for Losses and Loss Expenses, page 87
The following table represents the development of GAAP balance sheet reserve for losses and loss expenses, net of losses and loss expenses recoverable from 2002 through December 31, 2010. This table does not present accident or policy year development data. The top line of the table shows the gross and net reserve for losses and loss expenses at the balance sheet date for each of the indicated years. This represents the estimated amounts of gross and net losses and loss expenses arising in the current year and all prior years that are unpaid at the balance sheet date, including IBNR reserves. The table also shows the re-estimated amount of the previously recorded reserve based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years. The “cumulative redundancy” represents the aggregate change to date from the original estimate.
The table also shows the cumulative paid amounts as of successive years with respect to the reserve liability. All amounts reflect the conversion from the original currency of the underlying business if not initially denominated in U.S. dollars. The data in the table has been restated using the rate of exchange to U.S. dollars as of December 31, 2010. Information presented herein may differ materially from that reported in the Company’s financial statements due to differences in foreign currency exchange rates.

Years ended Dec. 31,	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)

Gross reserve for losses and loss expenses	$200,840	$833,158	$1,549,661	$2,603,590	$2,701,686	$2,892,224	$3,235,456	$3,157,026	$3,319,927
Less: Loss recoverable	—	(1,442)	(12,203)	(17,248)	(44,244)	(187,354)	(557,834)	(467,664)	(319,349)

Net reserve for losses and loss expenses	$200,840	$831,716	$1,537,458	$2,586,342	$2,657,442	$2,704,870	$2,677,622	$2,689,362	$3,000,578
Net reserve estimated as of:
1 year later	164,923	695,036	1,374,996	2,528,603	2,498,055	2,548,330	2,526,733	2,562,560	—
2 years later	143,295	629,925	1,305,424	2,467,734	2,356,210	2,464,893	2,396,200	—	—
3 years later	153,179	607,614	1,256,798	2,371,899	2,277,847	2,284,478	—	—	—
4 years later	147,977	589,425	1,199,472	2,321,813	2,119,160	—	—	—	—
5 years later	140,225	568,421	1,152,412	2,194,657	—	—	—	—	—
6 years later	136,086	544,127	1,076,060	—	—	—	—	—	—
7 years later	124,048	513,050	—	—	—	—	—	—	—
8 years later	111,547	—	—	—	—	—	—	—

Cumulative redundancy	89,296	318,666	461,398	391,685	538,282	420,392	281,422	126,802	—

Cumulative paid losses
1 year later	39,165	118,601	300,574	687,231	632,282	532,314	404,835	427,327	—
2 years later	55,939	182,948	452,697	1,116,409	929,416	831,665	809,932	—	—
3 years later	60,445	236,926	570,381	1,337,074	1,146,771	1,102,363	—	—	—
4 years later	76,202	280,617	646,568	1,483,910	1,282,159	—	—	—	—
5 years later	77,284	314,423	705,652	1,584,056	—	—	—	—	—
6 years later	85,540	340,127	753,507	—	—	—	—	—	—
7 years later	92,642	370,233	—	—	—	—	—	—	—
8 years later	94,651	—	—	—	—	—	—	—

B-1

The following table reconciles cumulative paid losses per the table above to the cumulative paid losses reported in the Company’s audited financial statements.

Years ended Dec. 31,	2002	2003	2004	2005	2006	2007	2008	2009
	(U.S. dollars in thousands)

Cumulative paid losses	$39,165	$118,601	$300,574	$687,231	$632,282	$532,314	$404,835	$427,327
Cumulative paid losses due to foreign exchange	1,367	(348)	6,683	32,522	45,705	30,478	8,597	(9,631)

Cumulative paid losses excluding the impact of foreign exchange	$40,532	$118,253	$307,257	$719,753	$677,987	$562,792	$413,432	$417,696

B-2

Exhibit C
Management Discussion and Analysis

Deferred Tax Assets and Liabilities
The Company is subject to income taxes in certain jurisdictions in which the Company operates; however, since the majority of the Company’s income is currently earned in Bermuda, a jurisdiction with no corporate income tax, the tax impact to the Company’s operations has historically been minimal. In 2010, the Company generated cumulative income before income taxes in its subsidiaries, which generated a consolidated 2% effective income tax rate. In 2009, certain subsidiaries of the Company in the U.S. generated taxable losses largely contributing to the Company’s income tax benefit. A larger proportion of the Company’s income before income taxes was generated in jurisdictions with a corporate income tax in 2010 versus 2009.

C-1